UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 22, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release      ANGLOGOLD ASHANTI ANNOUNCES PRICING OF NOTES
                                          OFFERING

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

21 April 2010
ANGLOGOLD ASHANTI ANNOUNCES PRICING OF NOTES OFFERING
(JOHANNESBURG) – AngloGold Ashanti Limited (the “Company”) announces the pricing of a public offering of $1 billion of Notes consisting of (i) 5.375% Notes due 2020 in the principal amount of $700 million, and (ii) 6.50% Notes due 2040 in the principal amount of $300 million.
Subject to customary conditions, the offering is expected to close on April 28, 2010. The offering was made pursuant to the Company’s shelf registration statement filed with the
Securities and Exchange Commission.
The Notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the
Company, are unsecured and are fully and unconditionally guaranteed by the Company.
The Company estimates that the net proceeds from the offering will be approximately $983 million, after deducting discounts and estimated expenses. The Company intends to use the net proceeds of this offering to repay certain indebtedness and for general corporate purposes, including to fund capital expenditure and the development of the Company’s projects pipeline.
Pending such application, the Company may temporarily repay indebtedness under its credit facilities or place the funds in short-term deposits.
Barclays Capital and Goldman, Sachs & Co. acted as active book-runners for the offering and Royal Bank of Canada and Standard Chartered Bank were passive book-
runners. When available, copies of the prospectus supplement and accompanying prospectus for the offering may be obtained from: Barclays Capital at Barclays Capital
Inc., Attention: High Grade Fixed Income Syndicate, telephone: 1-888-603-5847, or by emailing barclaysprospectus@broadridge.com or Goldman, Sachs & Co. at Goldman,
Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282,
telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-
ny@ny.email.gs.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement or the shelf registration statement or prospectus. A registration statement relating to the securities has been filed with the Securities and Exchange
Commission, which is effective upon filing; a final prospectus supplement relating to the offering will be filed with the Securities and Exchange Commission as soon as possible.

ENDS

Contacts
                                           Tel:                                      Mobile:                                               E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@AngloGoldAshanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 or +27 82 330 9628
sbailey@anglogoldashanti.com
Disclaimer

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the resumption of production at AngloGold Ashanti's mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold
Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company's annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 22, 2010
By:      /s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary